UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)
ZiLOG, Inc.

(Name of Issuer)
Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)
989524301

(CUSIP Number)
James R. Jones
IXYS Corporation
1590 Buckeye Drive
Milpitas, California 95035-7418
408-457-9000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
May 27, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 3. Source and Amount of Funds or Other Consideration
Item 4. Purpose of the Transaction
Item 5. Interest in Securities of the Issuer
SIGNATURES

SCHEDULE 13D/A

CUSIP No. 989524301		Page 2 of 7

1	NAME OF REPORTING PERSON IXYS Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		735,718

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		735,718

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

735,718

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.4%

14	TYPE OF REPORTING PERSON*

CO

SCHEDULE 13D/A

CUSIP No. 989524301		Page 3 of 7

1	NAME OF REPORTING PERSON Nathan Zommer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14	TYPE OF REPORTING PERSON*

IN

SCHEDULE 13D/A

CUSIP No. 989524301		Page 4 of 7
     This Statement constitutes Amendment No. 2 to the Schedule 13D previously filed on March 6, 2008 and amended by Amendment No. 1 filed on April 1, 2008. All capitalized terms not otherwise defined shall have the meaning ascribed to such terms in the previously filed Statement on Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 is amended and restated in its entirety to read as follows:
     IXYS has acquired an aggregate of 1,111,556 Shares in open market transactions on the Nasdaq Stock Market for an aggregate purchase amount of $3,137,471.53 including commissions. IXYS has sold an aggregate of 386,200 Shares in open market transactions on the NASDAQ Stock Market for an aggregate sale amount, net of commissions of $1,525,090.39. IXYS obtained the funds for its purchases from its working capital.
     Mr. Zommer paid an aggregate of $15,624.85, including commissions, for his 5,900 Shares, which were purchased in open market transactions on the Nasdaq Stock Market. Mr. Zommer used his personal funds for his purchases. Mr. Zommer has sold an aggregate of 5,900 shares for an aggregate sale amount of $24,815.09, net of commissions.
Item 4. Purpose of the Transaction
     Item 4 is amended to add the following:
     The proposal set forth in the letter from IXYS Corporation to the Board of Directors of the Company dated May 16, 2008 is no longer outstanding.
Item 5. Interest in Securities of the Issuer.
     Item 5 is amended and restated in its entirety to read as follows:
     IXYS beneficially owns an aggregate of 735,718 Shares. IXYS is the record owner of all of such Shares and has the power to vote and dispose of all such Shares. The Shares held of record by IXYS represent approximately 4.4% of the outstanding Shares.
     Mr. Zommer beneficially owns zero Shares.
     Mr. Thorburn beneficially owns an aggregate of 23,332 Shares. Mr. Thorburn is the record owner of all of such Shares and has the sole power to vote and dispose of all such Shares. The Shares held of record by Mr. Thorburn represent approximately 0.1% of the outstanding Shares. Mr. Thorburn expressly disclaims any membership in a group with the Reporting Persons with respect to such Shares or any of the Shares held by such Reporting Persons.

     The percentage ownership of Shares in this Schedule 13D is calculated based on 16,887,506 shares outstanding as of February 11, 2008, as reported in the Company’s Form 10-Q filed with the Securities and Exchange Commission on February 12, 2008.
     Schedule 1 attached hereto, which is incorporated herein by reference, sets forth the information required by Item 5(c) with respect to any transactions with respect to Shares effected by the Reporting Persons and any other person named in this Item 5 from the date 60 days prior to March 6, 2008, the date of the filing of the Schedule 13D, through May 27, 2008.
     On May 27, 2008, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock of the Company.

SIGNATURES
     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: May 28, 2008	IXYS Corporation, a Delaware corporation
	By:	/s/ Uzi Sasson
Uzi Sasson, Vice President

Dated: May 28, 2008	By:	/s/ Uzi Sasson
Uzi Sasson, attorney in fact for Nathan Zommer

SCHEDULE 1
IXYS Corporation

Purchase	Shares	Unit			Purchase
Date	Bought	Price	Principal	Commission	Price
01/08/08	50,000	2.9134	145670	2,000.00	147,670.00
01/10/08	4,800	2.7052	12984.96	192.00	13,176.96
01/11/08	5,200	2.7271	14180.92	208.00	14,388.92
02/11/08	10,500	3.4084	35788.2	420.00	36,208.20
02/12/08	7,156	3.4314	24555.0984	286.24	24,841.34
02/13/08	5,500	3.400	18700	220.00	18,920.00
02/19/08	15,000	3.441	51619.5	600.00	52,219.50
02/22/08	5,400	3.410	18414	216.00	18,630.00
02/25/08	10,000	3.410	34097	400.00	34,497.00
02/26/08	7,200	3.40	24,480.00	288.00	24,768.00
03/11/08	16,900	3.4814	58,835.66	676.00	59,511.66
03/20/08	18,400	3.4998	64,396.32	736.00	65,132.32
TOTAL	156,056		503,721.66	6,242.24	509,963.90

Sale	Shares	Unit			Sale
Date	Sold	Price	Principal	Commission	Proceeds
05/27/08	77,400	4.1919	324,453.06	3,096.00	321,355.24
05/28/08	80,800	4.1122	332,265.76	3,232.00	329,031.89
TOTAL	158,200		656,718.82	6,328.00	650,387.13
Nathan Zommer

Sale	Shares	Unit			Sale
Date	Sold	Price	Principal	Commission	Proceeds
05/23/08	5,900	4.2075	24,824.20	9.11	24,815.09